UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE BUREAU OF NATIONAL AFFAIRS, INC.
(Name of Subject Company)
BRASS ACQUISITION CORP.
BLOOMBERG INC.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)
Class A 121164107
Class B 121164206
Class C NONE
(CUSIP Number of Class of Securities)

Karl P. Kilb, Esq.
General Counsel
Bloomberg Inc.
731 Lexington Avenue
New York, NY 10022
Phone: (212) 318-2000
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copies to:
Maurice M. Lefkort, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
Phone: (212) 728-8000
Fax: (212) 728-8111
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

Not Applicable	Not Applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Brass Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Bloomberg Inc. (“Parent”), a Delaware corporation, to purchase all of the shares of common stock of The Bureau of National Affairs, Inc. (the “Company”) that are issued and outstanding, including all of the issued and outstanding shares of Class A common stock, par value $1.00 per share, all of the issued and outstanding shares of Class B common stock, par value $1.00 per share, and all of the issued and outstanding shares of Class C common stock, par value $1.00 per share, to be commenced pursuant to the Agreement and Plan of Merger, dated August 24, 2011, by and among Parent, Purchaser and the Company.
     The Offer has not yet commenced, and this communication is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the common stock of the Company. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”). The offer to purchase shares of the Company’s common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND COMPANY STOCKHOLDERS ARE STRONGLY ADVISED TO CAREFULLY READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE RELATED TENDER OFFER DOCUMENTS) AND THE RELATED SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS ANY AMENDMENTS THERETO AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Purchaser and Parent, and the solicitation/recommendation statement will be filed with the SEC by the Company. Investors and the Company stockholders may obtain a free copy of the tender offer statement, the solicitation/recommendation statement and other documents (when available) filed with the SEC at the SEC’s website at www.sec.gov. The tender offer statement and other documents filed by Purchaser or Parent may also be obtained free of charge by directing a request by mail to MacKenzie Partners, Inc. at 105 Madison Avenue, New York, New York 10016, by calling toll-free at +1 800-322-2885 or by email to tenderoffer@mackenziepartners.com.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release

99.2	Questions and Answers Related to Bloomberg’s Acquisition of BNA